Exhibit16. 1

Securities and Exchange Commission

100 F Street

Washington, DC 20549

RE:

GoldLand Holdings Co.

File No. 000-53765

Dear Sir or Madam:

We have read Item 4.01 of the Form 8-K filed by GoldLand Holdings Co. dated November 4th 2015 and filed with the Commission on November 10th 2015.  We agree with the statements inside the subject 8-K filing. However, we do request the Registrant make the following revision:

As stated by the Registrant on Form 8-K: “Uniack’s reports on the registrant’s financial statements for the years ended December 31, 2012 and December 31, 2013 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles”.

W.T. Uniack & Co. CPA’s P.C. response & revision: “Uniack’s reports on the registrant’s financial statements for the years ended December 31, 2012 & December 31, 2013 were issued as unqualified but modified opinions. The modification of the unqualified opinion was issued with an explanatory paragraph regarding the Registrant’s ability to continue as a going concern.

The firm was not engaged to perform audit work subsequent to the interim review ended September 30, 2014. However, under paragraph 304(a)(1)(iv) & 304(a)(1)(v), the firm did remain auditor of record until the date of resignation on November 4th 2015.

Other than the disclosure statement revision above, we are in agreement with the statements contained in Item 4.01 of Form 8-K (dated November 4th 2015) only as it relates to Section 111. Item 304 of Regulation S-K and as it relates to W.T. Uniack & Company CPA P.C.  The firm has no basis to agree or disagree with other statements of the Registrant contained therein.

/s/ W.T. Uniack & Co. CPA’s P.C.

Woodstock, Georgia